UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CELSIUS HOLDINGS, INC.
(Exact name of registrant as specified in its corporate charter)

333-129847
Commission File No.
NEVADA	20-2745790
(State of Incorporation)	(IRS Employer
Identification No.)

140 NE 4th Avenue, Suite C, Delray Beach, FL 33483
(Address of principal executive offices)

(561) 276-2239
(Issuer's telephone number)

CELSIUS HOLDINGS, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is first being mailed on or about February 23, 2007 to the holders of shares of the common stock, par value $0.001 per share (the "Common Stock") of Celsius Holdings, Inc., a Nevada corporation (the "Company") as of January 26, 2007.

On January 24, 2007, Celsius Holdings, Inc. (the "Company") entered into a merger agreement and plan of reorganization with Celsius, Inc., a Nevada corporation and wholly-owned subsidiary of the Company ("Sub"), Elite FX, Inc., a Florida corporation (the "Elite"), and Stephen Haley, the "Indemnifying Officer" and "Securityholder Agent" of Elite, (the "Merger Agreement"). Under the terms of the Merger Agreement Elite was merged into Sub and became a wholly-owned subsidiary of the Company on January 26, 2007.

Under the terms of the Merger Agreement, the Company issued:

  70,912,246 shares of its common stock to the stockholders of Elite as full consideration for the shares of Elite;
  warrants to Investa Capital Partners Inc. representing 3,557,812 shares of common stock of the Company;
  1,391,500 shares of its common stock to purchase certain trademark rights to the name "Celsius";
  options exercisable for 10,647,025 shares of common stock f the Company in substitution for the options currently outstanding in Elite;
  1,300,000 shares of its common stock as part of a private placement conducted concurrent with the close of the Merger Agreement

Our former majority stockholder, Mr. Kristian Kostovski, cancelled 7,200,000 shares of common stock of the Company held by him shortly after the close of the Merger Agreement.

As a result of the foregoing the former stockholders of Elite now control approximately 73.7% of the Company's current outstanding shares of common stock.

As a result of the Merger Agreement, Mr. Kostovski resigned as chief executive officer, chief financial officer, president, secretary, and treasurer of the Company and appointed Mr. Stephen Haley as the Company's Chief Executive Officer and Chairman of the Board of Directors. Mr. Jan Norelid, Mr. Richard McGee and Ms. Janice Haley have been appointed as the Company's Chief Financial Officer, Chief Operating Officer, and Vice President of Marketing respectively effective as of the closing of the Merger Agreement (January 26, 2007).

Mr. Kostovski also plans to resign as a director of the Company and appoint Messrs. Stephen Haley, Jan Norelid, James Cast, and Gregory Horn as the new directors of the Company. The changes to the board of directors of the Company will not be effective until at least ten days after this Information Statement is mailed or delivered to all of the Company's shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

The parties were arms-length at the time of entering into the transaction. On November 26, 2006, the Company provided a US$250,000 bridge loan to Elite. Other than the foregoing, there was no relationship between the Company and Elite or any affiliate, director, officer, or associate of the Registrant or Elite.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1. Voting Securities of the Company

On January 26, 2007, there were 97,603,746 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of January 26, 2007, by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)		Percentage of Class(2)
	Before Merger	After Merger	Before Merger	After Merger
Kristian Kostovski(3) Analipseos 30, Apt. #25 52236 Panorama, Thessaloniki, Greece	7,200,000	0	23.1%	0.0%
Stephen Haley(3) (4)	0	26,744,926	0%	27.4%
Lucille Santini	0	26,744,926	0%	27.4%
James Cast(3) (5)	0	-	0%	0.0%
Gregory T. Horn(3) (6)	0	4,830,122	0%	4.9%
John Nugent	0	5,384,985	0%	5.5%
Anthony Baudanza	0	5,384,985	0%	5.5%
Jan Norelid(3) (7)	0	1,337,246	0%	1.4%
Richard McGee(3) (8)	0	802,348	0%	0.8%
Janice Haley(3) (9)	0	-	0%	0.0%
Directors and Executive Officers as a Group(3)	0	33,714,642	0%	34.5%
Notes:
(1)

 Unless otherwise noted in the table above, the address of each beneficial owner listed on the table is c/o Celsius Holdings, Inc., 140 NE 4th Avenue, Suite C, Delray Beach, FL 33483

(2)

Before merger percentages are based on 31,200,000 shares of common stock issued and outstanding on a fully diluted basis as of January 26, 2007 immediately before the Merger. After Merger percentages are based on 101,161,558 shares of common stock issued and outstanding immediately after the Merger on a fully diluted basis taking into account stock options and outstanding. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(3)

Mr. Kristian Kostovski will resign as a director ten days from the date of mailing of this Information Statement. Mr. Stephen Haley has been appointed Chief Executive Officer and Chairman of the Board of Directors and Mr. Jan Norelid, Mr. Richard McGee and Ms. Janice Haley has been appointed Chief Executive Officer and Chairman of the Board of Directors, Chief Financial Officer, Chief Operating Officer, and Vice President of Marketing of the Company respectively effective as of the closing of the Merger Agreement (January 26, 2007). Messrs. Stephen Haley, James Cast, and Gregory T. Horn will be appointed as a director to be effective ten days after the delivery of this Information Statement to our shareholders.

(4)

Does not include 2,005,869 shares Mr. Haley has the right to acquire pursuant to outstanding options which are not exercisable within 60 days of January 26, 2007.

(5)

Does not include 267,450 shares Mr. Cast has the right to acquire pursuant to outstanding options which are not exercisable within 60 days of January 26, 2007.

(6)

Does not include 267,450 shares Mr. Horn has the right to acquire pursuant to outstanding options which are not exercisable within 60 days of January 26, 2007.

(7)

Does not include 1,805,283 shares Mr. Norelid has the right to acquire pursuant to outstanding options which are not exercisable within 60 days of January 26, 2007.

(8)

Does not include 2,500,116 shares Mr. McGee has the right to acquire pursuant to outstanding options which are not exercisable within 60 days of January 26, 2007.

(9)

Does not include 2,674,493 shares Ms. Haley has the right to acquire pursuant to outstanding options which are not exercisable within 60 days of January 26, 2007.

3. Changes in Control

On January 24, 2007, Celsius Holdings, Inc. (the "Company") entered into a merger agreement and plan of reorganization with Celsius, Inc., a Nevada corporation and wholly-owned subsidiary of the Company ("Sub"), Elite FX, Inc., a Florida corporation (the "Elite"), and Stephen Haley, the "Indemnifying Officer" and "Securityholder Agent" of Elite, (the "Merger Agreement"). Under the terms of the Merger Agreement, Elite was merged into Sub and became a wholly-owned subsidiary of the Company on January 26, 2007.

Under the terms of the Merger Agreement, the Company issued:

  70,912,246 shares of its common stock to the stockholders of Elite as full consideration for the shares of Elite;
  warrants to Investa Capital Partners Inc. representing 3,557,812 shares of common stock of the Company;
  1,391,500 shares of its common stock to purchase certain trademark rights to the name "Celsius";
  options exercisable for10,647,025 shares of common stock of the Company in substitution for the options currently outstanding in Elite;
  1,300,000 shares of its common stock as part of a private placement conducted concurrent with the close of the Merger Agreement

Our former majority stockholder, Mr. Kristian Kostovski, cancelled 7,200,000 shares of common stock of the Company held by him shortly after the close of the Merger Agreement.

As a result of the foregoing the former stockholders of Elite now control approximately 74.1% of the Company's current outstanding shares of common stock (72.9% on a fully diluted basis).

As a result of the Merger Agreement, Mr. Kostovski resigned as chief executive officer, chief financial officer, president, secretary, and treasurer of the Company and appointed Mr. Stephen Haley has been appointed Chief Executive Officer and Chairman of the Board of Directors and Mr. Jan Norelid, Mr. Richard McGee and Ms. Janice Haley has been appointed Chief Executive Officer and Chairman of the Board of Directors, Chief Financial Officer, Chief Operating Officer, and Vice President of Marketing of the Company respectively effective as of the closing of the Merger Agreement (January 26, 2007).

Mr. Kostovski also plans to resign as a director of the Company and appoint Messrs. Stephen Haley, Jan Norelid, James Cast, and Gregory T. Horn as the new directors of the Company. The changes to the board of directors of the Company will not be effective until at least ten days after this Information Statement is mailed or delivered to all of the Company's shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

The parties were arms-length at the time of entering into the transaction. On November 26, 2006, the Company provided a US$250,000 bridge loan to Elite. Other than the foregoing, there was no relationship between the Company and Elite or any affiliate, director, officer, or associate of the Registrant or Elite.

We are not aware of any arrangement that might result in a change in control in the future, except the change of control to the former stockholders of Elite, as described in this Information Statement.

DIRECTORS AND EXECUTIVE OFFICERS

We anticipate that on or about the date that is ten days after the delivery of this Information Statement to our shareholders, Mr. Kristian Kostovski will tender a letter of resignation to the Board to resign as director. Mr. Kostovski resigned as an officer of the Company on January 26, 2007. Mr. Stephen Haley has been appointed as the Company's Chief Executive Officer and Mr. Jan Norelid, Mr. Richard McGee and Ms. Janice Haley have been appointed as the Company's Chief Financial Officer, Chief Operating Officer, and Vice President of Marketing respectively effective as of the closing of the Merger Agreement (January 26, 2007). Messrs. Stephen Haley, Jan Norelid, James Cast, and Gregory T. Horn will be appointed as directors to be effective ten days after the delivery of this Information Statement to our shareholders.

The following tables set forth information regarding our executive officers and directors prior to the closing of the Merger Agreement:

                  Directors:
Name of Director and Address	Age

Kristian Kostovski Analyses 30, Apt. #25 52236 Panorama, Thessaloniki, Greece	22

Executive Officers:

Name and Address	Age	Office(s) Previously Held

Kristian Kostovski Analipseos 30, Apt. #25 52236 Panorama, Thessaloniki, Greece	22	Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years.

Mr. Kristian Kostovski has been the President, CEO, Treasurer, CFO, Secretary, and Director of the Company since inception. From July 2001 to the present Mr. Kostovski has been a manager of Hit Casino in Dojran, Macedonia. From May 20, 2005 to the present Mr. Kostovski has been a director of Alpha Motorsport in New Westminster, B.C. Canada.

Mr. Kostovski is currently enrolled in the third year of a Bachelor of International Business degree at the American College of Thessaloniki in Thessaloniki, Greece.

The following tables set forth information regarding our executive officers and directors after closing this Merger Agreement. The appointment of Messrs. Stephen Haley, James Cast, and Gregory T. Horn as directors will not be effective until at least ten days after this Information Statement:

    Directors:
Name of Director and Address(1)	Age

Kristian Kostovski Analipseos 30, Apt. #25 52236 Panorama, Thessaloniki, Greece	22	(to resign)
Stephen Haley	49	(to be appointed)
Jan Norelid	53	(to be appointed)
James Cast	58	(to be appointed)
Gregory T. Horn	41	(to be appointed)

Executive Officers:

Name and Address(1)	Age	Office(s) Held

Stephen Haley	49	Chief Executive Officer and Chairman of the Board of Directors
Jan Norelid	53	Chief Financial Officer
Richard McGee	66	Chief Operating Officer
Janice Haley	45	Vice President of Marketing
(1)	Unless otherwise noted in the table above, the address of each beneficial owner listed on the table is c/o Celsius Holdings, Inc., 140 NE 4th Avenue, Suite C, Delray Beach, FL 33483

Set forth below is a brief description of the background and business experience of each of our newly appointed executive officers as of January 26, 2007, and proposed directors for the past five years.

Stephen Haley is Chief Executive Officer and Chairman of the Board of Directors for the Company and proposed director. Prior to founding Elite, from 2004 to 2006, Mr. Haley invested in multiple companies including the beverage industry. From 1999 to 2001, he held positions as COO and Chief Business Strategist for MAPICS, a publicly held, international software company with 500+ employees and $145 million in revenue. From 1997 to 1999, he was CEO of Pivotpoint, a Boston based innovative ERP firm, by a venture backed team to include Goldman, TA Associates, and Greyloc to transform a difficult turnaround situation into a profitable sale. He is a frequent speaker at national and international events on innovation and strategy. He featured on the cover of the international magazine Beverage Innovation in 2006.He holds a BSBA in Marketing from the University of Florida.

Jan Norelid is the Chief Financial Officer of the Company. He joined Elite as Chief Financial Officer in November 2006. Mr. Norelid has 27 years of local and international financial experience. Most recently, from 2005 to 2007 he worked as consultant for Bioheart Inc and FAS Group, a consulting firm specialized in SEC related matters. Previously, from September 1997 to January 2005, Mr. Norelid served as Chief Financial Officer for Devcon International Corp, an $80 million NASDAQ listed company which manufactures building materials and provides a comprehensive range of heavy-construction and support services. From January 1996 to September 1997, Mr. Norelid owned and operated a printing franchise. Prior to this, from 1990 to 1995, Mr. Norelid worked as Chief Financial Officer for Althin Medical Inc., a $100 million public medical device company. Previous experience since 1977 consisted of various controller and CFO positions for Swedish companies, stationed in six different countries in four continents. Mr. Norelid holds a degree in Business Administration from the Stockholm School of Economics.

Richard McGee is the Chief Operating Officer of the Company. Mr. McGee joined Elite as COO in September 2005. His experience includes over 40 years in beverage manufacturing, operations, and distribution. Mr. McGee was President of Cotton Club Bottling Group in Cleveland Ohio, which manufactured its own brands and distributed other nationally recognized beverages throughout the

Midwest. Mr. McGee arranged the sale of Cotton Club in 1998 to the American Bottling Group Company which was jointly owned by Cadbury Schweppes and The Carlyle Group. Mr. McGee has a degree in Business from Montana State University.

Janice Haley is the Vice President of Marketing of the Company. Ms. Haley joined Elite in 2006 as VP of Marketing. Prior to joining Elite, Ms. Haley, together with her husband Stephen Haley, was an investor in beverage distribution and manufacturing companies. Ms. Haley has 20+ years management expertise including the software technology industry in enterprise applications and manufacturing industries specializing in business strategy, sales and marketing. From 1999 to 2001 she was Director of Corporate Communications of Mapics, an international public software company. Previously, from 1997 to 1999 she worked as VP of Marketing of Pivotpoint, a Boston based, venture-funded, software company, she transformed the company's corporate identity from a turnaround situation to position it for a profitable sale to Mapics. Ms. Haley began her career in production in commercial and defense manufacturing firms such as ITT and Honeywell Inc. She has been a frequent speaker and was selected in 2001 as one of the top ten women in her field by Fortune Magazine-"Women Move up in Manufacturing". Ms. Haley holds a BSBA in Marketing from University of Florida.

Gregory T. Horn is a proposed director of the Company. Mr. Horn joined Elite as director in 2007. He is currently the President at Garden of Life, a company in the nutritional supplements industry. Gregory has dedicated his career to building brands that enhance healthy living. Previously, Mr. Horn was CEO of General Nutrition Centers, Inc., ("GNC") a NASDAQ-traded company. He held various positions with GNC, including head of marketing and business development and chief operating officer before becoming CEO and was instrumental in building the GNC brand and in expanding the company's revenue by $100 million per year, 11 years in a row, from $400 million to $1.5 billion. When GNC was acquired in 1999 by Royal Numico, he became chairman of Royal Numico's North American Executive Committee, overseeing all the company's $2.5 billion specialty retail, mass market, and direct selling operations on this continent. He is the founder and CEO of Specialty Nutrition Group, Inc. (SNG), a leading innovator in the nutrition brand building from concept through launch. He also a partner at Lyric Capital, a boutique venture capital firm, and has served as an advisor or board member to several health-oriented companies, including PacificHealth Laboratories, Brand New Brands, Efficas, and Know Fat Franchising. He holds an MBA from UCLA and a BA from the University of Redlands.

James Cast, CPA, is a proposed director of the Company. Mr. Cast joined Elite as director in 2007. Mr. Cast is the owner of a CPA firm in Ft. Lauderdale, Florida which specializes in taxes and business consulting. Prior to forming his firm in 1994, Mr. Cast was senior tax Partner-in-Charge of KPMG Peat Marwick's South Florida tax practice with over 350 employees. During his 22 years at KPMG he was also the South Florida coordinator for all mergers, acquisitions, and business valuations. He is a member of AICPA and FICPA. He currently serves on the Board of the Covenant House of Florida and is the former President of the Board of Trustees, First Presbyterian Church of Ft. Lauderdale. He has a BA from Austin College and a MBA from the Wharton School at the University of Pennsylvania.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Committees of the Board of Directors

We do not have a separately designated executive committee, nominating committee or audit committee of the Board of Directors.

Director Nominations

The Board of Directors does not have a standing nominating committee or committee performing similar functions. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company's development, a specific nominating policy would be premature and of little assistance until the Company's business operations are at a more advanced level.

Until the new Board of Directors reviews this issue further, the entire Board of Directors of the Company, upon the recommendation of a majority of the independent directors (as independence is defined in Rule 4200(a)(15) of the Rules of National Association of Securities Dealers), will select the nominees for election to the Board in the future.

Criteria for Nomination to the Board. In evaluating director candidates, regardless of the source of the nomination, the Board of Directors will consider the composition of the Board as a whole, the requisite characteristics (including independence, diversity, age, skills and experience) of each candidate, and the performance and continued tenure of incumbent Board members. The Board of Directors has not established specific minimum qualifications in this connection. No formal policy has been established for the consideration of candidates recommended by shareholders, given the fact that we have not received any shareholder recommendations in the past. The Board of Directors does not believe the lack of such a policy would materially affect its willingness to consider a suitable candidate recommended by shareholders.

Process for Identifying and Evaluating Nominees. We anticipate that our independent directors will initiate the process for identifying and evaluating nominees to the Board of Directors by identifying a slate of candidates who meet the criteria for selection as nominees and have the specific qualities or skills being sought based on input from all members of the Board of Directors and, if appropriate, a third-party search firm. The independent directors will evaluate these candidates by reviewing their biographical information and qualifications and checking the candidates' references. Qualified nominees will be interviewed by at least one independent director. Appropriate candidates will meet with all the independent directors, and using the input from such interviews and the information obtained by them, the independent directors will evaluate which of the prospective candidates is qualified to serve as a director and whether they should recommend to the Board of Directors that the Board nominate, or elect to fill a vacancy, these final prospective candidates.

Candidates recommended by the independent directors will be presented to the Board for selection as nominees to be presented for the approval of the shareholders or for election to fill a vacancy.

Compensation Committee

The new Board of Directors has not formed a Compensation Committee and will revisit this issue once officially appointed. Until a Compensation Committee is appointed our entire Board of Directors makes recommendations regarding salaries, bonuses and other incentive compensation for our executive officers.

Audit Committee

The Company does not have an audit committee charter or a charter governing the audit review process. The new Board of Directors will revisit this issue once officially appointed. There is only one person on the new Board of Director, Mr. James Cast, who is independent. The determination of independence of directors has been made using the definition of "independent director" contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers.

Significant Employees

We have no employees who are not directors or executive officers, but who are expected to make a significant contribution to our business.

Involvement in Certain Legal Proceedings

During the past five years, none of our current or proposed directors or officers have been:

    a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;
    convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
    subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

    found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Family Relationships

Mr. Stephen Haley, our Chief Executive Officer and Chairman of the Board of Directors and a proposed director, and Ms. Janice Haley, Vice President of Marketing of the Company are husband and wife, respectively.

LEGAL PROCEEDINGS

We know of no material, active or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
  Any of our promoters;
  Any relative or spouse of any of the foregoing persons who has the same house as such person.

Prior to the Merger, Elite generated revenue from Specialty Beverage Distributors, Inc. ("SBD") of $128 and $266,400 during the nine months period ended September 30, 2006 and 2005, respectively. SBD is 50 percent owned by Mr. Haley and Mrs. Lucille Santini, a shareholder in Elite FX, Inc. During 2006, the Elite delivered and invoiced SBD $69,832 for products, no revenue was recorded as the collectibility was not reasonably assured. The Elite generated revenue from SBD of $296,640 during fiscal 2005. At the end of 2005, the Elite recorded $60,640 in allowance for bad debt for outstanding receivable from SBD. SBD ceased operations in 2006.

Mr. Haley, incurred expenses on the Elite's behalf in 2005, for which he was not reimbursed immediately. The current liability to Mr. Haley for these expenses at September 30, 2006, December 31, 2005 and 2004 was $17,665, $7,712 and $0, respectively.

Mr. Haley also lent the Elite $50,000 in February 2006. This loan is not documented, accrues 7 percent interest, has no repayment date and the outstanding amount as of September 30, 2006 was $52,168.

Elite operated during 2004 and most of 2005 from temporary offices in the home of Mr. Haley, who has also guaranteed certain of the Elite's liabilities.

On close of the Merger Agreement we issued 70,912,246 shares of its common stock to the stockholders of Elite as full consideration for the shares of Elite. A number of these stockholders have been appointed officers of the Company and or proposed as directors of the Company. We also assumed stock options issued by Elite and converted such options into stock options of the Company pursuant to the Merger Agreement on close of the Merger. The exact number of shares and options assumed and converted on behalf of each director and officer on close of the Merger is set out in the table appearing under the heading "VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS Security Ownership of Certain Beneficial Owners and Management" in this information statement.

On the closing of the Merger Agreement, the Company issued 1,391,500 shares of its common stock to Gregory T. Horn and issued a promissory note in the amount of $250,000 to Specialty Nutrition Group, Inc. ("SNG") in exchange for termination of a consulting agreement and to purchase certain trademark rights to the name "Celsius". The note is non-interest bearing and requires the Company to pay SNG $15,000 a month for eight months starting March 30, 2007 and a lump sum payment of $130,000 on November 30, 2007. Gregory T. Horn, a proposed director and an affiliate of the Company is also an affiliate, director and officer of SNG. Irina Lorenzi, another director and officer of SNG is also a shareholder of the Company. Mr. Lorenzi and Mr. Horn together own 6,243,780 shares of the common stock of the Company. Elite has paid SNG, of which our director Gregory T. Horn is a principal, $50,175, $20,000 and $20,000 during the years 2006, 2005 and 2004, respectively, for services and royalty.

On close of the Merger Agreement, the Sub assumed employment agreements with the Messrs. Stephen Haley, Jan Norelid, Richard McGee and Ms. Janice Haley, previously executed by Elite. These agreements are described in more detail under the heading "EXECUTIVE COMPENSATION - Employment Contracts and Termination of Employment or Change of Control" in this information statement.

On September 30, 2005, we issued 1,000,000 shares of common stock to our president, Mr. Kostovski at a price of $0.01 per share in exchange for organizational services and expenses, proprietary rights, business plans, and cash in for total aggregate consideration of $10,000. On April 30, 2005, a total of 800,000 shares of common stock were issued in exchange for mining claims valued in the amount of $8,000 U.S., or $.01 per share to our president, Mr. Kostovski. These issuances were made to Mr. Kostovski, pursuant to Section 4(2) of the Securities Act of 1933 and are restricted shares as defined in the Act. On December 26, 2006, the Company authorized a stock split of four (4) shares for each one (1) outstanding share.

As of January 26, 2007, Mr. Kostovski has forgiven the loan he had provided the Company which amounted to an aggregate total of $1,800 ($500 cash loan and another $1,300 owed to him for use of his office space). This amount was forgiven as part of the requirement of the Merger Agreement. This loan was unsecured, due on demand and did not bear interest.

There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by the Company, we believe that during the fiscal year ended September 30, 2006 and the quarter ended December 31, 2006 all such filing requirements applicable to our officers and directors were complied with.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation paid to our President and Chief Executive Officer during the last three complete fiscal years. No other officer or director received annual compensation in excess of $100,000 during the last three complete fiscal years.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary	Bonus	Other Annual Compen- sation	Awards		Payouts
					Securities Under Options/ SARs Granted	Restricted Stock Award(s)	LTIP Payouts
Kristian Kostovski President, CEO and Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Stock Options/SAR Grants

No grants of stock options or stock appreciation rights were made during the fiscal year ended September 30, 2006 to our named executive officers or any other parties.

Long-Term Incentive Plans.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

Compensation of Directors.

No cash compensation was paid to our sole director for his services as a director during the fiscal year ended September 30, 2006. We have no standard arrangement pursuant to which our directors are to be compensated for their services in their capacity as directors except; for the granting, from time to time, of incentive stock options. The board of directors may award special remuneration to any director undertaking any special services on behalf of our company, other than services ordinarily required of a director. Other than indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

Equity Compensation Plan

We do not have any securities authorized for issuance under any equity compensation plans.

Employment Contracts and Termination of Employment or Change of Control

We do not pay to our directors any compensation for each director serving as a director on our board of directors. The non-employee directors to be appointed to the board received 267,450 options which shall vest 25% semiannually over two years. In addition, they will receive $4,000 annually and $250 per Audit committee meeting as compensation.

Other than as described below, we have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

On January 19, 2007 Elite entered into employment agreements with the Messrs. Stephen Haley, Jan Norelid, Richard McGee and Ms. Janice Haley. Each of these agreements has been assumed by the Sub. Each of the agreements has a three year term ending on January 18, 2010.

The agreement with Mr. Stephen Haley, our Chief Executive Officer and Chairman of the Board of Directors, provides for a base annual salary of $144,000, a discretionary annual bonus. Mr. Haley is entitled to severance benefits if Mr. Haley's employment is terminated upon his death or if his employment is terminated by the Sub other than for cause. These severance benefits include on termination:

  due to death a lump sum payment death benefit equal to his annual base salary plus the annualized amount of incentive compensation paid Mr. Haley most recently multiplied by the term remaining in his employment agreement; and

  for other than for cause (i) a lump sum payment equal to his annual base salary plus the annualized amount of incentive compensation paid Mr. Haley most recently multiplied by the greater of the term remaining in his employment agreement or two years, and (ii) a continuation of all other benefits through for the greater of the term remaining in his employment agreement or two years.

If Mr. Haley terminates his employment for reasons other than the Company's breach of the agreement, he will not be entitled to severance benefits. Mr. Haley will not be entitled to severance benefits if his employment agreement is terminated for cause (as described below).

The agreement with Mr. Jan Norelid, our Chief Financial Officer, provides for a base annual salary of $108,000, and an increase of his salary to $144,000 at the earlier of 90 days from the closing of the Merger agreement or the Company have raised $2.5 million in financing, and a discretionary annual bonus. Mr. Norelid is entitled to severance benefits if Mr. Norelid's employment is terminated by the Sub other than for cause. These severance benefits include on termination:

for other than for cause (i) a lump sum payment equal to his annual base salary plus the annualized amount of incentive compensation paid Mr. Norelid most recently multiplied by the greater of the term remaining in his employment agreement or two years, and (ii) a continuation of all other benefits through for the greater of the term remaining in his employment agreement or two years

The agreement with Mr. Richard McGee provides for a base annual salary of $108,000 and an increase of his salary to $144,000 when the Company has raised $2.5 million in financing, and a discretionary annual bonus.

The agreement with Ms. Janice Haley, our Vice President of Marketing, provides for a base annual salary of $100,000 and an increase of his salary to $120,000 when the Company has raised $2.5 million in financing, and a discretionary annual bonus.

The agreements with Mr. McGee and Ms. Haley provide for severance benefits if employment is terminated by the Sub other than for cause. These severance benefits include on termination:

for other than for cause an amount equal to the sum of such employee's then current annual base salary plus the annualized amount of incentive compensation paid to such employee within the last year before the date such employee's employment was terminated, multiplied by the number of full and partial years remaining in the term of the agreement.

The Company anticipates senior executive bonuses under each of these agreements will be determined based on various factors, including revenue achievement and operating income (loss) before depreciation and amortization targets, as well as personal contributions.

Messrs. Stephen Haley, Jan Norelid, Richard McGee and Ms. Janice Haley were each granted, on January 19, 2007, options to purchase shares of the common stock of the Elite under its 2006 Incentive Stock Plan. These stock options were assumed by the Company pursuant to the Merger Agreement and were converted into options to purchase up to an aggregate total of 8,985,761of the Company's common stock. All of the options have an exercise price of $0.018695 per share other than the options issued to Stephen Haley and Janice Haley which have an exercise price of $0.020565 per share. All of the options have an exercise period of ten years from the date of grant. The options vest 33 1/3 % on the anniversary of the grant date for the following three years.

These employment agreements may be terminated by the Company if the executive commits an act or an omission resulting in a willful and material breach of or failure or refusal to perform his duties, commits fraud, embezzlement, misappropriation of funds or breach of trust in connection with his services, convicts any crime which involves dishonesty or breach of trust, or acts in gross negligence in the performance of his duties (provided that the Company gives the executive notice of the basis for the termination and an opportunity for 15 days to cease committing the alleged conduct) or violates the confidentiality or non-competition requirements of the agreement.

Dated: February 23, 2007	By Order of the Board of Directors
CELSIUS HOLDINGS, INC.

/s/ Stephen C. Haley
Stephen C. Haley
Chief Executive Officer and Chairman of the Board